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Contact:  Angela Hartley
          Director, Investor Relations
          (619) 455-9800 ext. 104
          angela_hartley@corvas.com

                        CORVAS INTERNATIONAL, INC. ADOPTS
                             STOCKHOLDER RIGHTS PLAN

SAN DIEGO, October 2, 1997 -- Corvas International, Inc. (Nasdaq: CVAS) today announced that its Board of Directors has approved the adoption of a Stockholder Rights Plan under which all stockholders of record as of October 15, 1997 will receive rights to purchase shares of a new series of Preferred Stock.

The Rights Plan is designed to enable all Corvas stockholders to realize the full value of their investment and to provide for fair and equal treatment for all stockholders in the event that an unsolicited attempt is made to acquire Corvas. The adoption of the Rights Plan is intended as a means to guard against abusive takeover tactics and was not adopted in response to any specific overtures towards Corvas.

The rights will be distributed as a non-taxable dividend and will expire in ten years from the record date. The rights will be exercisable only if a person or group acquires 20% or more of the Corvas Common Stock or announces a tender offer for 20% or more of the Common Stock. If a person or group acquires 20% or more of Corvas' Common Stock, all rightsholders, except the buyer, will be entitled to acquire Corvas Common Stock at a discount. The effect will be to discourage acquisitions of more than 20% of Common Stock without negotiations with Corvas' Board of Directors.

The rights will trade with Corvas' Common Stock, unless and until they are separated upon the occurrence of certain future events. Corvas' Board of Directors may terminate the Rights Plan at any time or redeem the rights prior to the time 20% or more of the Common Stock is acquired by a person or group. Additional details regarding the Rights Plan will be outlined in a summary to be mailed to all stockholders following the record date.

Corvas International, Inc. is a biopharmaceutical company engaged in the design and development of a new generation of therapeutic agents for the prevention and treatment of major cardiovascular, inflammatory and other diseases. Corvas is currently collaborating with Schering-Plough Corporation to develop new orally bioavailable anticoagulants for chronic cardiovascular disease and to find novel therapeutic approaches in the treatement of hepatitis C. Both programs are based on the design and synthesis of specific protease inhibitors. Corvas is also collaborating with Pfizer Inc. to develop neutrophil inhibitory factor
(NIF) as a possible stroke therapy, and has product licensing agreements with Ortho Diagnostic Systems, Inc. (a Johnson & Johnson company) and Centocor, Inc.

This press release contains forward-looking statements that involve risks and uncertainties, including those relating to distribution of dividends and operation of the Stockholder Rights Plan. As a result, actual results could differ materially from those discussed herein, including, but not limited to, the risk that future action or inaction by the Board with respect to the stockholder rights plan, including any future decision relating to redemption of the rights or amendment of the terms of the rights, could become the subject of litigation. Other risks and uncertainties regarding the company and the industry are detailed in Corvas' reports to the Securities and Exchange Commission, including the report on Form 10-K for the year ended December 31, 1996, and the reports on 10-Q for the periods ending March 31, 1997, and June 30, 1997.

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For information on Corvas International, Inc. via facsimile at no cost, call
1-800-PRO-INFO and enter ticker symbol CVAS. Visit Corvas' Web Site at www.corvas.com.